

April 20, 2011

C. Preston Butcher
Chief Executive Officer
KBS Legacy Partners Apartment REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re:** **KBS Legacy Partners Apartment REIT, Inc.**
> **Post-Effective Amendment No. 11 to Form S-11**
> **Filed April 15, 2011**
> **File No. 333-161449**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-161449**

Dear Mr. Butcher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Real Estate Investment Summary, page 1

1. Please revise or supplement your disclosure regarding average monthly rent to reflect the net effective rent, including the impact of any tenant concessions. Please provide similar disclosure in future Exchange Act periodic reports.

Investment Yield, page 2

2. We note that estimated first year net operating income is "primarily" derived from in-place leases. Please provide additional disclosure regarding the calculation, including the extent to which you assume future occupancy or non-contractual rent increases, and whether you assume that in-place leases will be renewed at current rates during the initial year. Please provide similar disclosure in future Exchange Act periodic reports.

Distributions Declared for December 2010 through May 2011, page 5

3. Please disclose your cumulative dividends declared since inception as compared to your cumulative earnings or FFO since inception. Please provide similar disclosure in future Exchange Act periodic reports.

Information Regarding Our Share Redemption Program, page 6

4. Please disclose the amount of unfulfilled redemption requests. In future Exchange Act periodic reports, please disclose the amount of redemption requests received, the amount fulfilled, the amount remaining unfulfilled and the weighted average redemption price paid.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Robert Bergdolt, Esq.
     DLA Piper LLP (US)
     Via *facsimile*: (919) 786-2200